Exhibit 2.1

ASSIGNMENT AND ASSUMPTION AGREEMENT
Dated as of May 4, 2006
by and between
Questcor Pharmaceuticals, Inc.,
a California corporation,
“PURCHASER”
and
MedPointe Healthcare Inc.,
a Delaware corporation,
“SELLER”

EXHIBITS
EXHIBIT A            Intentionally Omitted
EXHIBIT B            Supply Agreement
EXHIBIT C            Purchase Price Allocation
EXHIBIT D            Bill of Sale and Assignment
EXHIBIT E            FDA notice letter

ASSIGNMENT AND ASSUMPTION AGREEMENT
          THIS ASSIGNMENT AND ASSUMPTION AGREEMENT, dated as of May 4, 2006 (this “Agreement”), is by and between Questcor Pharmaceuticals, Inc., a California corporation (“Purchaser”), and MedPointe Healthcare Inc., a Delaware corporation (“Seller”).
          WHEREAS, Seller sells Doral (as defined below) commercially; and
          WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, certain Purchased Assets (as hereinafter defined), including contract rights, related to Doral within the Territory (as hereinafter defined), all upon the terms and subject to the conditions hereinafter set forth.
          NOW, THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE I. DEFINITIONS
          Section 1.1. Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:
     “Doral” shall mean the pharmaceutical product currently marketed and sold as Doral® (Quazepam) under the NDA.
     “Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly Controls, is Controlled by or is under common Control with such first Person. A Person shall be deemed to “Control” another Person if such first Person has the power to direct or cause the direction of such other Person, whether through ownership of securities, by contract or otherwise.
     “Assigned Contracts” shall mean the following agreements between IVAX Research, Inc. (f/k/a Baker Cummins Pharmaceuticals, Inc.) and Seller: (i) that certain License Agreement dated September 30, 1990 and (ii) that certain Trademark License Agreement dated September 30, 1990.
     “Assumed Contractual Obligations” shall mean the post-Closing contractual obligations under the Assigned Contracts.
     “Assumed Liabilities” shall have the meaning given such term in Section 2.3(a).
     “Business Day” shall mean any day other than a Saturday, Sunday or other day on which banks in the City of New York are permitted or required to close by law or regulation.
     “Closing” and “Closing Date” shall have the respective meanings given such terms in Section 4.1.
     “Confidentiality Agreement” shall have the meaning given such term in Section 8.2.

     “Contracts” shall mean contracts, leases, indentures, agreements, purchase orders and all other legally binding arrangements, whether in existence on the date hereof or subsequently entered into, including all amendments thereto.
     “Customer Orders” shall have the meaning given such term in Section 2.2(a)(ix).
     “Encumbrance” shall mean any mortgage, charge, lien, security interest, easement, right of way, pledge or encumbrance of any nature whatsoever.
     “Excluded Assets” shall have the meaning given such term in Section 2.2(b).
     “Excluded Intellectual Property” shall mean (i) Seller Trademarks, (ii) Seller Trade Dress, (iii) any intellectual property that is not exclusively used by the Seller or its Affiliates in the manufacturing, marketing, sale or distribution of Doral in the Territory, and (iv) any computer programs and software.
     “Excluded Liabilities” shall have the meaning given such term in Section 2.3(b).
     “Exhibits” shall mean, collectively, the Exhibits referred to throughout this Agreement.
     “FDA” shall mean the United States Food and Drug Administration or any successor agency thereto.
     “GAAP” shall mean United States generally accepted accounting principles.
     “Governmental Entity” shall mean any court, administrative agency or commission or other governmental authority or instrumentality, whether domestic or foreign.
     “Governmental Rule” shall mean any law, judgment, order, decree, statute, ordinance, rule or regulation issued or promulgated by any Governmental Entity.
     “Indemnified Party” shall have the meaning given such term in Section 10.4.
     “Indemnifying Party” shall have the meaning given such term in Section 10.4.
     “Knowledge” of Seller shall mean the actual knowledge of the Seller.
     “Liabilities” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable, including those arising under any law, action or governmental order and those arising under any contract, agreement, arrangement, commitment or undertaking, or otherwise.
     “Losses” shall mean, collectively, any and all damages, losses, Taxes, Liabilities, claims, judgments, penalties, costs and expenses (including reasonable attorneys’ fees and litigation expenses).
     “Material Adverse Effect” shall mean an effect which is materially adverse to the Purchased Assets taken as a whole, but shall not include (i) any adverse effect due to changes in conditions generally affecting (A) the pharmaceutical industry or (B) the United States economy as a whole, (ii) any changes or adverse effect caused by, or relating to, the announcement of this Agreement and the transactions contemplated by this Agreement or (iii) any adverse effect due to generally applicable legal or regulatory changes.
     “Medicaid Rebates” shall mean all state and federal Medicaid rebates and reimbursements related to Doral.
     “NDC Number” shall mean the national drug code number associated with Doral.
     “NDA” shall mean the New Drug Application No. 018708, as filed with the FDA pursuant to 21 C.F.R., Part 314, and all supplements, amendments and revisions thereto.
     “Non-Competition Period” shall have the meaning given such term in Section 8.8.
     “Permitted Encumbrance” shall mean (i) any Encumbrance for Taxes, assessments and other governmental charges that are not yet due and payable or that may thereafter be paid without penalty, or that are being contested in good faith by appropriate proceedings, (ii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business, and (iii) such Encumbrances as would not have a Material Adverse Effect.
     “Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, business association, organization, Governmental Entity or other entity.
     “Product Intellectual Property” shall mean all (i) Product Technology and (ii) Sample Pack Trade Dress, in each case to the extent used by Seller or its Affiliates exclusively in the manufacture, marketing, sale and distribution of Doral in the Territory, but excluding (in all cases) Excluded Intellectual Property.
     “Product Inventory” shall mean Seller’s existing finished goods inventory of 15 mg Doral in packs of 100 each, which will be overlabeled in accordance with Section 2.7 of the Supply Agreement.
     “Product Marketing Materials” shall mean all sales training, marketing, and other promotional materials used exclusively with respect to Doral in the Territory to the extent such materials are within the possession of Seller or its Affiliates as of the Closing Date.
     “Product Medical Materials” shall mean all of the following documents or materials within Seller’s or its Affiliates’ possession as of the Closing Date: (i) all adverse event reports relating to Doral or its generic equivalents in the Territory, including any official correspondence with the FDA, reports or other documents relating thereto, (ii) all data, information and files relating to adverse experiences relating to Doral in the Territory, and (iii) all medical responses and written, phone and personal contact inquiries relating to Doral that are in Seller’s possession.
     “Product Technology” shall mean the manufacturing know-how that is used by Seller exclusively in the manufacture of Doral in the Territory, including but not limited to, specifications and test methods, manufacturing and packaging instructions, master formula, validation reports (process, analytical methods and cleaning), stability data and analytical methods.

     “Sample Pack Trade Dress” shall mean the current trade dress of the packaging of Doral sample packs, but excluding the Seller Trade Dress.
     “Purchased Assets” shall have the meaning given such term in Section 2.2(a).
     “Purchaser” shall have the meaning given such term in the recitals.
     “Purchaser Indemnified Parties” shall have the meaning given such term in Section 10.2.
     “Purchase Price” shall have the meaning given such term in Section 3.1.
     “Quazepam” shall mean quazepam, the chemical name of which is 7-chloro-1-(2,2,2 trifluoroethyl)-1,3-dihydro-5-(2-flurophenyl)-2H-1,4-benzo-2-thione, and its pharmaceutically acceptable salts.
     “Schedules” shall mean, collectively, the Schedules referred to throughout this Agreement.
     “Seller” shall have the meaning given such term in the recitals.
     “Seller Indemnified Parties” shall have the meaning given such term in Section 10.3.
     “Seller Trade Dress” shall mean the stripes, bands or other designs, coloring and other trade dress used on or in connection with the packaging of Doral sample packs to the extent used on other product packaging of Seller or its Affiliates.
     “Seller Trademarks” shall mean (i) the MedPointe Healthcare Inc. name or any variations thereof, (ii) the name “Carter-Wallace, Inc.” and all formatives and derivatives thereof, all composite marks including such names or any such formatives or derivatives and any colorable imitation of any of the foregoing, (iii) all Trademarks currently used by Seller in connection with the manufacture, marketing, sale and distribution of Doral, other than the Trademarks licensed under the Assigned Contracts, and (iv) all other Trademarks owned or licensed by Seller and its Affiliates.
     “Supply Agreement” shall mean the Supply Agreement to be executed concurrently herewith by Seller and Purchaser, substantially in the form attached hereto as Exhibit B.
     “Tax” shall mean all Federal, state, local and foreign taxes and assessments, including all interest, penalties and additions with respect thereto.
     “Tax Return” shall mean any report, return, election, notice, estimate, declaration, information statement and other forms and documents (including all schedules, exhibits and other attachments thereto) relating to and filed or required to be filed with a taxing authority in connection with any Taxes (including estimated Taxes).
     “Territory” shall mean The United States of America and its territories and possessions (including without limitation Puerto Rico).

     “Third Party Claim” shall have the meaning given such term in Section 10.4(b).
     “Trademarks” shall mean all trademarks, service marks, trade names, service names, brand names, logotypes, symbols, service marks, Internet domain names and the goodwill of the business symbolized thereby, including registrations and applications for registrations thereof and all renewals, modifications and extensions thereof.
ARTICLE II. SALE AND PURCHASE OF PURCHASED ASSETS
          Section 2.1. Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, Seller hereby sells, assigns, transfers, conveys and delivers to Purchaser, and Purchaser hereby purchases, acquires and accepts, all right, title and interest, within the Territory, of Seller in, to and under the Purchased Assets.
          Section 2.2. Purchased Assets. (a) The term “Purchased Assets” shall mean the following properties, assets and rights of whatever kind and nature, tangible or intangible, other than the Excluded Assets, of Seller existing on the Closing Date:
                (i) the Product Intellectual Property;
               (ii) the NDA;
               (iii) copies of the existing lists of all current customers for Doral and the pricing of Doral for such customers; provided, however, that Seller shall retain all rights of access and ownership of such information with respect to sales of other products of Seller or its Affiliates;
               (iv) the Assigned Contracts;
               (v) the Product Marketing Materials;
               (vi) copies of Product Medical Materials;
               (vii) copies of the following: Seller’s files pertaining to the NDA, annual reports relating to the NDA which are filed with the FDA, correspondence with the FDA, validation documents and data, to the extent such information is within the possession of Seller on the Closing Date, sales histories and quality control histories pertaining to Doral, in each case only to the extent it relates to Doral and is in existence and in the possession of Seller as of the Closing Date;
                (viii) the Product Inventory; and
                (ix) all unfilled customer orders for Doral as of the Closing (a list of such orders to be provided to Purchaser within ten (10) Business Days after the Closing) (“Customer Orders”); it being understood and agreed that all of such Customer Orders as of the Closing shall be unfilled in their entirety.

          (b) Seller and Purchaser expressly agree and acknowledge that the Purchased Assets shall not include any of the following (the “Excluded Assets”):
               (i) the Excluded Intellectual Property;
                (ii) any plant, tangible property (other than the Product Inventory, documents or other tangible records embodying intangible property listed in Section 2.2(a)(i) through (ix) above), or equipment or employees related to the development, manufacture and commercialization of Doral;
               (iii) any bulk tablet, Compound or other raw material or packaging component inventory; and
               (iv) all other tangible and intangible assets of Seller and its Affiliates not expressly set forth in Section 2.2(a).
          (c) Purchaser acknowledges and agrees that Seller may retain for archival purposes and for purposes of complying with Governmental Rules and the Supply Agreement one physical copy (along with electronic archival copies) of all or any part of the documentation or other materials that it delivers to Purchaser hereunder.
          Section 2.3. Assumption of Certain Losses and Obligations. (a) Purchaser hereby assumes, is responsible for and hereby agrees to pay, perform and discharge when due all Losses (including any Losses arising in respect of Taxes) arising from the ownership, possession and/or use after the Closing of the Purchased Assets by Purchaser, its Affiliates, successors or assigns and the sale of Doral by Purchaser, its Affiliates, successors or assigns including: (i) any Losses arising from any product liability or patent or trademark infringement claim or lawsuit brought by any third party, the FDA or any other Governmental Entity with respect to the activities of, or sales of Doral by, Purchaser, its Affiliates, successors or assigns after the Closing, (ii) any Losses arising from any FDA or any other Governmental Entity action or notification with respect to the activities of, or sales of Doral by, Purchaser, its Affiliates, successors or assigns after the Closing, (iii) any Losses under the Assigned Contracts and the Assumed Contractual Obligations arising or resulting from events, occurrences or circumstances after the Closing and (iv) any Losses arising under Customer Orders (collectively, the “Assumed Liabilities”). However, Purchaser’s and Seller’s obligations are, with respect to Product Inventory and other Doral purchased by Purchaser under the Supply Agreement, subject to Section 2.7 of the Supply Agreement. Each of the parties hereto acknowledges that the foregoing does not alter or impair any rights or obligations that the parties may have under the Supply Agreement.
          (b) Except for the Assumed Liabilities or as otherwise expressly set forth in this Agreement, Purchaser shall not assume or be liable for any Losses arising in connection with Doral, the Assigned Contracts or the other Purchased Assets to the extent any such Liability arises with respect to the activities of, or sales of Doral by, Seller or its Affiliates on or prior to the Closing (collectively, the “Excluded Liabilities”).
          Section 2.4. Proration. Seller and Purchaser agree to prorate as of the Closing Date any amounts under the Assigned Contracts which become due and payable after the Closing

Date to the extent the benefit is attributable to the period on or prior to the Closing Date, and any amounts under the Assigned Contracts which are paid prior to the Closing Date to the extent the benefit is attributable to the period subsequent to the Closing Date.
ARTICLE III. PURCHASE PRICE
          Section 3.1. Purchase Price. The purchase price for the Purchased Assets shall be Four Million Dollars ($4,000,000) in cash (the “Purchase Price”), payable in accordance with Sections 4.2 and 4.3.
          Section 3.2. Allocation of Purchase Price. Purchaser and Seller agree to report (and to cause its Affiliates to report) for tax purposes, the allocation of the Purchase Price in accordance with Code Section 1060 as set forth in Exhibit C, and agrees not to take any position inconsistent therewith in any Tax Return, in any Tax refund claim or in any Tax related litigation.
          Section 3.3. Transfer Taxes.
          (a) Subject to Section 3.3(b), Seller shall be responsible for all sales, transfer and other similar Taxes assessed by the State of New Jersey payable in connection with the transactions contemplated hereby. Purchaser shall be responsible for all sales, transfer and other similar Taxes assessed by the State of California payable in connection with the transactions contemplated hereby. All payments shall be made hereunder without deduction or set-off for any taxes, levies, fees, withholdings or other charges imposed on Purchaser.
          (b) Purchaser is claiming a sales and use tax exemption for the State of New Jersey, and will obtain within a commercially reasonable time after the Closing Date a Tax Exempt Certificate from the State of New Jersey Division of Taxation. Purchaser agrees to indemnify and hold harmless Seller from any and all sales and use taxes levied or otherwise assessed by the State of New Jersey on the Seller resulting from or arising out of the Purchaser’s failure to obtain such Tax Exempt Certificate. Seller shall cooperate with Purchaser as reasonably requested by Purchaser to complete such Tax Exempt Certificate.
ARTICLE IV. THE CLOSING; POST-CLOSING PAYMENT
          Section 4.1. Closing Date. The closing of the sale and transfer of the Purchased Assets (hereinafter called the “Closing”) shall take place at the offices of Stradling Yocca Carlson & Rauth, 600 Newport Center Drive, Newport Beach, CA 92660 on the date of this Agreement (such date of the Closing being hereinafter referred to as the “Closing Date”). The Closing shall be effective as of the close of business (California time) on the Closing Date.
          Section 4.2. Transactions to Be Effected at the Closing. At the Closing: Seller shall deliver or cause to be delivered to Purchaser each of the items referred to in Section 9.1, in each case appropriately executed; and Purchaser shall deliver or cause to be delivered to Seller (i) each of the items referred to in Section 9.2, in each case appropriately executed, and (ii) nonrefundable payment of Two Million Five Hundred Thousand Dollars ($2,500,000) of the

Purchase Price by wire transfer in immediately available funds to the bank account or accounts designated in writing by Seller prior to the Closing Date.
          Section 4.3. Post Closing Payment. Purchaser shall pay Seller the remaining nonrefundable payment of One Million Five Hundred Thousand Dollars ($1,500,000) of the Purchase Price, without interest thereon, within forty-five (45) days of Purchaser’s receipt of written notification from the FDA of the FDA’s approval for an alternative source to manufacture and supply Quazepam for Doral under the NDA (“FDA Notification”). The parties agree to use their best commercial efforts to obtain such approval for an alternative source. If Purchaser fails to pay such amount specified under this Section within forty-five (45) days of Purchaser’s receipt of FDA Notification, Purchaser shall and hereby does assign all right, title and interest in, to and under the Purchased Assets back to Seller. Purchaser agrees to promptly execute and deliver any additional documentation which may be reasonably required at any time to effectuate the reassignment of the Purchased Assets to Seller, including providing the FDA with notification of, and documentation necessary to evidence, the reassignment of the Purchased Assets.
          Section 4.4. Transfer of Product Inventory. The Product Inventory purchased by Purchaser hereunder will be delivered to Purchaser pursuant to the terms and conditions of Section 2.7 of the Supply Agreement.
ARTICLE V. REPRESENTATIONS AND WARRANTIES OF SELLER
          Seller hereby represents and warrants to Purchaser as follows:
          Section 5.1. Seller’s Organization; Good Standing. Seller is a corporation, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Seller has the requisite power and authority to own the Purchased Assets and to carry on its business as currently conducted. Seller is duly qualified to conduct business as a foreign corporation and is in good standing in every jurisdiction where the nature of the business conducted by it makes such qualification necessary, except where the failure to so qualify or be in good standing would not have a Material Adverse Effect.
          Section 5.2. Authority; Execution and Delivery. Seller has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each individual entity constituting Seller and the consummation of the transactions contemplated hereby have been duly and validly authorized. This Agreement has been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes the legal, valid and binding obligation of such entity, enforceable against it in accordance with its terms, subject to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
     Section 5.3. Consents; No Violation, Etc. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and the compliance with the terms hereof will not (i) violate any Governmental Rule applicable to Seller or the Purchased Assets, (ii) conflict with any provision of the certificate of incorporation or by-laws of Seller, (iii) conflict with any Assigned Contract (provided that consent of IVAX Research, Inc. is required thereunder), or (iv) require any approval, authorization, consent, license, exemption, filing or registration with any court, arbitrator or Governmental Entity, except, with respect to the foregoing clauses (i) and (iii), for such violations or conflicts which would not have a Material Adverse Effect or materially interfere with Seller’s performance of its obligations hereunder or, with respect to the foregoing clause (iv), for such approvals, authorizations, consents, licenses, exemptions, filings or registrations (a) with the FDA, (b) which have been obtained or made or (c) which, if not obtained or made, would not have a Material Adverse Effect or materially interfere with Seller’s performance of its obligations hereunder.
          Section 5.4. Title to Purchased Assets. Seller has good and valid title to all of the Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances. Seller and its Affiliates are not parties to any contracts, agreements or obligations of any nature that provide any third party with the right to acquire any of the Purchased Assets (other than Product Inventory in the ordinary course).
          Section 5.5. Inventory. The identity, amounts and expiry dating of the Product Inventory are set forth in Schedule 5.5. The representations and warranties of Seller in Section 5.1 of the Supply Agreement are incorporated by reference herein.
          Section 5.6. Litigation. There is no suit, claim, action, investigation or proceeding pending against Seller or, to the Knowledge of Seller, threatened against Seller, that relates to the Purchased Assets which (i) if adversely determined would result in a Material Adverse Effect or (ii) challenges or seeks to prevent or enjoin the transactions contemplated by this Agreement.
          Section 5.7. Product Sales, Returns, Pipeline. The sales and returns reports for the Product for the period from January, 2003 to April, 2006, attached as Schedule 5.7, are a complete and accurate report on all sales and returns of Doral for the period shown. There does not exist as of the date hereof more than three (3) months of supply of Doral in the distribution “channels” (of Seller or its distributors or customers) for Doral, assuming sales and return levels consistent with those set forth in Schedule 5.7.
          Section 5.8. Assigned Contracts . To the best of Seller’s knowledge, each of the Assigned Contracts is in full force and effect. Seller is not, and has not received notice that it is, or will by the passage of time be, in breach or default of the Assigned Contracts. To the knowledge of Seller, the other party to the Assigned Contracts is not in breach or default thereof.
ARTICLE VI. CERTAIN COVENANTS AND AGREEMENTS OF SELLER
          Section 6.1. Post-Closing Orders and Payments. From and for two months after the Closing Date, Seller shall: (i) promptly deliver to Purchaser any purchase orders for Doral received after the Closing and any payments received from third parties for Doral purchased from Purchaser after the Closing, and (ii) refer all inquiries it shall receive with respect to Doral in the Territory (other than with respect to Excluded Assets or Excluded Liabilities), to Purchaser or its designee.
          Section 6.2. Notification of Customers. Each of Purchaser and Seller shall promptly notify its direct customers (including wholesalers) after the Closing Date in forms of letter to be agreed upon, that Purchaser has acquired and Seller has transferred the right to market, distribute and sell Doral in the Territory.
          Section 6.3. Freedom from Suit. To the extent Purchaser or its Affiliates or any of their respective successors or assigns manufactures, distributes, markets and sells Doral, or its generic equivalents, using the Purchased Assets in the same manner and to the same extent that Seller has done so prior to the Closing Date, Seller hereby waives, and hereby ensures that Seller’s Affiliates waive, any right, remedy or cause of action that they may have against Purchaser, such Affiliates, successors or assigns based on infringement or misappropriation of intellectual property or other proprietary rights of Seller or such Affiliates arising or resulting from such manufacture, distribution, marketing and sale by Purchaser, such Affiliates, successors or assigns, regardless of whether such rights are included in any of the Purchased Assets.
          Section 6.4. Financial Statements. To the extent required by the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), Seller will deliver to Purchaser as hereinafter specified at Purchaser’s sole expense, audited statements of assets acquired, liabilities assumed, revenue and expenses with respect to Doral for the required periods which are compliant with the rules and regulations of the SEC (the “Financial Statements”). An independent certified public accountant will perform the audit of the Financial Statements at Purchaser’s sole expense. Seller will deliver the Financial Statements at a mutually agreeable time that shall be within sixty (60) days of the Purchaser’s written request of the Financial Statements; provided that such request is made by Purchaser within twelve (12) months of the Closing Date.
ARTICLE VII. REPRESENTATIONS AND WARRANTIES OF PURCHASER
          Purchaser hereby represents and warrants to Seller as follows:
          Section 7.1. Purchaser’s Organization; Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of California. Purchaser has all requisite corporate power and authority to carry on its business as it is currently being conducted. Purchaser is duly qualified to conduct business as a foreign corporation and is in good standing in every jurisdiction where the nature of the business conducted by it makes such qualification necessary, except where the failure to so qualify or be in good standing would not have a material adverse effect on Purchaser or its ability to perform its obligations hereunder.
          Section 7.2. Authority; Execution and Delivery. Purchaser has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Purchaser and the consummation of the transactions contemplated hereby have been duly and validly authorized. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of this Agreement by Seller, constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
          Section 7.3. Consents; No Violations, Etc. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and the compliance with the terms hereof will not (i) violate any Governmental Rule applicable to Purchaser, (ii) conflict with any provision of the articles of incorporation or bylaws of Purchaser, (iii) conflict with any material Contract to which Purchaser is a party or by which it is otherwise bound or (iv) require any approval, authorization, consent, license, exemption, filing or registration with any court, arbitrator or Governmental Entity, except with respect to the foregoing clauses (i) and (iii), for such violations or conflicts which would not materially interfere with Purchaser’s performance of its obligations hereunder or, with respect to the foregoing clause (iv), for such approvals, authorizations, consents, licenses, exemptions, filings or registrations which have been obtained or made or which, if not obtained or made, would not materially interfere with Purchaser’s performance of its obligations hereunder.
ARTICLE VIII. CERTAIN COVENANTS AND AGREEMENTS
          Section 8.1. Transferred Documentation. Notwithstanding anything to the contrary contained herein, Seller shall deliver to Purchaser any documents and other materials included in the Purchased Assets that are in Seller’s possession at the Closing as promptly as practicable after the Closing Date, but no later than fifteen (15) days after the Closing Date; provided, however, that, notwithstanding anything herein to the contrary, with respect to Periodic Adverse Drug Experience Reports and Annual Reports (the “Reports”) of Seller, Seller shall deliver to Purchaser copies of only those Reports that Seller can locate using commercially reasonable efforts.
          Section 8.2. Confidentiality. The provisions of the Confidential Disclosure Agreement, dated as of December 14, 2005, by and between Purchaser and Seller (the “Confidentiality Agreement”) shall apply to any information disclosed to Purchaser pursuant to this Agreement, or otherwise in connection with the transactions contemplated hereby, provided that confidential information of Seller disclosed thereunder shall, after the Closing, be deemed confidential information of Purchaser.
          Section 8.3. Trade Returns, Medicaid Rebates, Chargebacks. (a) Purchaser shall not use Seller’s name or NDC number in connection with the sale of Doral after the Closing, and agrees to overlabel Doral with new labels containing Purchaser’s NDC number prior to selling any Doral after the Closing. Seller shall be financially responsible for all returns, rebates and chargeback claims that relate to Doral sold prior to Closing. Purchaser shall be financially responsible for returns, rebates and chargeback claims relating to Doral sold following Closing.

          (b) All returned Doral received by Seller bearing Purchaser’s NDC Number after the Closing shall be forwarded to Purchaser.
          Section 8.4. Adverse Experience Reports. For a period of one (1) year after the Closing Date, Seller shall submit to Purchaser all adverse drug experience information brought to the attention of Seller or its Affiliates in respect of Doral as well as any material events and matters concerning or affecting the safety of Doral. Additionally, after the Closing Date, and subject to the Supply Agreement, Seller shall assist Purchaser with the provision of data relating to adverse experiences for Doral for Purchaser’s preparation of its first Periodic Adverse Drug Experience Report after the Closing Date. After the Closing Date, Purchaser shall have sole responsibility for investigating and reporting adverse experiences for Doral and addressing any FDA inquiries relating to the safety of Doral.
          Section 8.5. Product Complaints and Inquires. For a period of six (6) months after the Closing Date, and subject to the Supply Agreement, Seller shall provide reasonable assistance to Purchaser with Doral product complaints and inquires received by Purchaser.
          Section 8.6. Transfer of NDA, Etc. (a) For the period from the Closing Date through one (1) year thereafter and subject to Section 8.1, Seller shall cooperate with Purchaser in disclosing and copying any relevant records and reports which are required to be made, maintained and reported pursuant to Governmental Rules in the Territory. The parties agree to use their reasonable efforts to take any other actions required by the FDA to effect the transactions contemplated hereby. Promptly after the Closing Date, each of the parties hereto shall take any actions necessary to effect the transfer of the NDA from Seller to Purchaser, including notices to the FDA regarding such transfer from Seller to Purchaser of the NDA substantially in the form attached hereto as Exhibit E. Seller shall also provide commercially reasonable assistance to Purchaser in the preparation of first Annual Report due after the Closing Date. Additionally, the Seller shall draft and provide to the Purchaser the entire portion of the Annual Report covering the dates from the beginning of the annual reporting year prior to the Closing Date through the Closing Date. Seller shall be responsible for all costs related to any activities required to be performed to under this Section 8.6.
          (b) Upon the terms and subject to the conditions hereof, each of Seller and Purchaser shall use its commercially reasonable efforts to (i) take, or cause to be taken, all actions necessary, proper or advisable under applicable Governmental Rules and consummate and make effective the transactions contemplated by this Agreement, (ii) obtain from the requisite Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (iii) make all necessary filings, and thereafter make any other advisable submissions, with respect to this Agreement and the transactions contemplated by this Agreement required under any other applicable Governmental Rules. The parties hereto shall cooperate with each other in connection with the making of all such filings, including by providing copies of all such non-confidential documents to the other party hereto and its advisors prior to filing and, if requested, by accepting all reasonable additions, deletions or changes suggested in connection therewith. Seller and Purchaser each shall furnish all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Governmental Rules in connection with the transactions contemplated by this Agreement.
Section 8.7. Response to Medical Inquiries and Product Complaints. After the Closing, Purchaser shall assume all of Seller’s responsibility for responding to any medical inquiries or complaints about Doral. For a period of three (3) months from the Closing Date, Seller shall provide commercially reasonable assistance in responding to such inquiries or complaints.
Section 8.8. Noncompetition. (a) For a period of ten (10) years following the Closing Date (the “Non-Competition Period”), Seller shall not, without the prior written consent of Purchaser, directly or through intermediaries, develop, sell, market, distribute or manufacture for sale, anywhere in the Territory, any Quazepam-containing pharmaceutical product, or actively and knowingly assist any third party to do any of the foregoing (collectively, “Seller Restricted Activities”); provided, however, that nothing herein shall prevent Seller or its Affiliates from selling Doral to Purchaser pursuant to the Supply Agreement. For purposes of this Section 8.8(a), any act or activity undertaken by any Affiliate of Seller which, if undertaken by Seller, would breach this Section 8.8(a), shall constitute a breach of this Section 8.8(a).
(b) Nothing contained in this Section 8.8 shall be construed as prohibiting Seller or any of its Affiliates from: (i) acquiring (whether by merger, asset or stock acquisition or otherwise) any company, business or line of products (including by license thereof or through investment therein); (ii) entering into any joint venture, alliance or other similar collaborative arrangement between Seller or an Affiliate thereof and any third party or (iii) acquiring or owning through a mutual fund, employee benefit plan, trust account, or similar investment pool or vehicle, any class of securities of any Person regardless of whether such entity engages in Seller Restricted Activities. However, if Seller or an Affiliate makes such an acquisition or enters into such a joint venture, alliance or other similar collaborative arrangement, Seller or such Affiliate shall divest that portion, if any, of the business acquired or which such third party brings to such arrangement and which would otherwise violate this Section 8.8 (the “Competing Acquired Business”), within one (1) year of such acquisition, or entering into such arrangement. At any time Purchaser shall be entitled to request that Seller inform Purchaser of the status of the efforts to divest the Competing Acquired Business. Upon such request, Seller shall promptly provide Purchaser with a written notification setting forth in reasonable detail the efforts undertaken with respect to such divestiture.
(c) For the avoidance of doubt, upon the consummation of any transaction that results in a change of control of Seller, the restrictions set forth in this Section 8.8 shall apply only to Seller and its controlled Affiliates but not to any other Affiliate of Seller, including a Person obtaining control of Seller in such change of control transaction (such Person and such non-controlled Affiliates of Seller, collectively the “Seller Acquiring Entity”); provided, however, that to the extent the Seller Acquiring Entity is engaged in Seller Restricted Activities, the Seller Acquiring Entity shall not be allowed any access to any competitively sensitive proprietary and confidential information that pertains to the Purchased Assets.
(d) Seller acknowledges and agrees that (i) the covenants contained in this Section 8.8 are incident to the purchase and sale of the Purchased Assets and are an important part of the consideration to be received by Purchaser in exchange for the consideration paid by Purchaser pursuant hereto; and (ii) that the Purchaser is relying on the covenants contained in this Section 8.8 in its decision to enter into this Agreement and purchase the Purchased Assets.
(e) Each of the provisions of this Section 8.8 shall be construed as an agreement independent of any other provision contained in this Section 8.8 or elsewhere in this Agreement, and the restrictions herein with respect to each of the States in the United States shall be an agreement independent of the restrictions with respect to the other States or other countries, and each provision (and the restrictions with respect to each such state or country) shall be enforceable in both law and equity, including by temporary or permanent restraining orders or injunctions, notwithstanding the existence of any claim or cause of action Seller may have or claim against Purchaser, whether predicated on this Agreement or otherwise. In the event any provision of this Section 8.8 or the restrictions with respect the conduct that constitutes competition, to any one or more States or countries, or the time period of the restrictions, are held to be invalid or overbroad, then such provisions, States or countries shall be modified, reduced, or deleted if deemed appropriate, by the applicable court such that the remainder of this Section 8.8, restricted conduct, the States and countries included in the restricted territory, and the time period, as thus modified shall remain in full force and effect.
ARTICLE IX. CLOSING DELIVERABLES
          Section 9.1. Seller Deliverables. Seller shall execute and deliver to Purchaser (i) a Bill of Sale and Assignment substantially in the form of Exhibit D hereto, and (ii) a counterpart of the Supply Agreement.
          Section 9.2. Purchaser Deliverables. Purchaser shall pay $2,500,000 and execute and deliver to Seller a counterpart of the Supply Agreement.
ARTICLE X. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION
          Section 10.1. Survival. All representations and warranties of Seller and Purchaser contained herein or made pursuant hereto shall survive the Closing Date for a period of one (1) year after the Closing Date. The covenants and agreements of the parties contained in this Agreement shall survive and remain in full force for the applicable periods described therein or, if no such period is specified, (i) indefinitely for Articles II-IV, Section 6.3, Section 8.2 and Section 8.3 (first sentence) and (i) for no longer than one year after the Closing Date for all other Articles. Any right of indemnification pursuant to Article X hereof with respect to a claimed breach of a (i) representation or warranty shall expire at the date of termination of the representation or warranty claimed to be breached, and (ii) covenant shall expire one (1) year after the date of termination of the covenant claimed to be breached, unless in both cases on or prior to such date the party from whom indemnification is sought shall have received notice in accordance with the provisions of Section 10.6 hereof. By way of clarification, there shall be no time limit, other than the applicable statute of limitations, for indemnification claims brought by Seller arising from any Assumed Liability and by Purchaser arising from any Excluded Liability.

The provisions of this Section 10.1 shall survive for so long as any other Section of this Agreement shall survive.
          Section 10.2. Indemnification by Seller. Seller hereby agrees to indemnify Purchaser and its Affiliates and their respective officers, directors and employees (the “Purchaser Indemnified Parties”) against, and agrees to hold them harmless from, any Loss to the extent such Loss arises from or in connection with the following:
               (i) any breach by Seller of any representation or warranty contained in this Agreement;
               (ii) any breach by Seller of any of its covenants contained in this Agreement; or
               (iii) any Excluded Liability.
          Section 10.3. Indemnification by Purchaser. Purchaser hereby agrees to indemnify Seller and its Affiliates and their respective officers, directors and employees (the “Seller Indemnified Parties”) against, and agrees to hold them harmless from, any Loss to the extent such Loss arises from or in connection with the following:
               (i) any breach by Purchaser of any representation or warranty contained in this Agreement;
               (ii) any breach by Purchaser of any covenant contained in this Agreement; or
                (iii) any Assumed Liability.
          Section 10.4. Procedure. (a) In order for an indemnified party under this Article X (an “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement, such Indemnified Party shall, promptly following the discovery of the matters giving rise to any Loss, notify the indemnifying party under this Article X (the “Indemnifying Party”) in writing of its claim for indemnification for such Loss, specifying in reasonable detail the nature of such Loss and the amount of the liability estimated to accrue therefrom; provided, however, that failure to give such prompt notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure (except that the Indemnifying Party shall not be liable for any expenses incurred during the period in which the Indemnified Party failed to give such notice). Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five Business Days after the Indemnified Party’s receipt of such request, all information and documentation reasonably requested by the Indemnifying Party with respect to such Loss.
          (b) If the indemnification sought pursuant hereto involves a claim made by a third party against the Indemnified Party (a “Third Party Claim”), the Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim and, if it so chooses, to assume the defense of such Third Party Claim with counsel selected by the Indemnifying Party. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying

Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to be represented in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense. The Indemnifying Party shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof (other than during any period in which the Indemnified Party shall have failed to give notice of the Third Party Claim as provided above). If the Indemnifying Party chooses to defend or prosecute a Third Party Claim, the other party hereto shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. If the Indemnifying Party chooses to defend or prosecute any Third Party Claim, the Indemnified Party will agree to any settlement, compromise or discharge of such Third Party Claim which the Indemnifying Party may recommend and which by its terms (i) obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim, (ii) includes a full release in favor of the Indemnified Party with respect to the Third Party Claim, does not include any admission of liability and contains reasonable provisions maintaining the confidentiality of the settlement, compromise or discharge, and (iii) does not impair the rights of the Indemnified Party. Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent, which will not be unreasonably withheld or delayed.
          Section 10.5. Certain Limitations on Indemnification. Notwithstanding anything to the contrary contained herein, in no event shall the aggregate indemnification to paid by Seller or Purchaser hereunder exceed the Purchase Price.
ARTICLE XI. GENERAL PROVISIONS
          Section 11.1. Amendments and Waivers. This Agreement may not be amended, modified, superseded or canceled except by an instrument in writing signed on behalf of each of the parties hereto, and this requirement may not itself be waived except by such a writing signed by both parties hereto. No breach of any provision of this Agreement can be waived unless in writing, but by an instrument in writing, Purchaser, on the one hand, or Seller, on the other hand, may waive compliance by the other party with any term or provision of this Agreement that such other party was or is obligated to comply with or perform. Waiver of any one breach shall not be deemed to be a waiver of any other breach of the same or any other provision hereof.
          Section 11.2. Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

          Section 11.3. Further Assurances and Actions. Each of the parties hereto, upon the request of the other party hereto, whether before or after the Closing and without further consideration, shall use commercially reasonable efforts to do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary to effect complete consummation of the transactions contemplated by this Agreement. Seller and Purchaser each agree to execute and deliver such other documents, certificates, agreements and other writings and to use commercially reasonable efforts to take such other actions as may be reasonably necessary in order to consummate or implement expeditiously the transactions contemplated by this Agreement.
          Section 11.4. Notices. All notices, requests and other communications hereunder shall be in writing and shall be sent, delivered or mailed, addressed as follows:

(a)	if to Purchaser, to:

Questcor Pharmaceuticals, Inc.
3260 Whipple Road
Union City, California 94587
Telephone: (510) 400-0735
Telecopy: (510) 400-0710
Attention: Steve Cartt

with a copy to:

Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660
Telephone: (949) 725-4000
Telecopy: (949) 725-4100
Attention: Michael H. Mulroy

(b)	if to Seller, to:

MedPointe Healthcare Inc.
265 Davidson Avenue
Somerset, NJ 08873-4120
Telephone: (732) 564-2200
Telecopy: (732) 564-2210
Attn: General Counsel

with a copy to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Telecopy: (212) 310-8007
Attention: Sandra Bresnick, Esq.

or to such other addresses as any party hereto shall notify the other party hereto (as provided above) from time to time.
Each such notice, request or other communication shall be given (i) by hand delivery, (ii) by certified mail or (iii) by nationally recognized courier service. Each such notice, request or communication shall be effective when delivered at the address specified in this Section 11.4 (or in accordance with the latest unrevoked direction from the receiving party).
          Section 11.5. Interpretation. This Agreement shall be deemed drafted jointly by all the parties hereto and shall not be specifically construed against any party hereto based on any claim that such party or its counsel drafted this Agreement. Interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (b) references to the terms Article, Section, and Schedule are references to the Articles, Sections, Paragraphs, and Schedules to this Agreement unless otherwise specified, (c) the word “including” and words of similar import shall mean “including, without limitation,” (d) provisions shall apply, when appropriate, to successive events and transactions, and (e) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
          Section 11.6. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
          Section 11.7. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
          Section 11.8. Entire Agreement; No Third Party Beneficiaries. This Agreement, the Supply Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all prior or contemporaneous negotiations, agreements and understandings, whether written, oral or implied, between or among the parties hereto with respect to the subject matter hereof, and no other representation, warranty, condition, understanding or agreement of any kind with respect to the subject matter hereof or thereof has been or shall be relied on by the parties hereto. Except as specifically provided herein or therein, such agreements are not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder or thereunder.

          Section 11.9. Governing Law; Venue. This Agreement, including the validity, enforceability and interpretation thereof, shall be governed by and construed in accordance with the laws of the State of New Jersey, without regard to the conflict of law principles thereof. Each of the parties hereto irrevocably and unconditionally, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and each agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its Affiliates except in such courts). Each of the parties hereto further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document by U.S. registered mail to such person’s respective address set forth above shall be effective service of process for any action, suit or proceeding with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in such courts, or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.
          Section 11.10. Publicity. Neither party shall make any public announcement concerning, or otherwise publicly disclose, any information with respect to the transactions contemplated by this Agreement or any of the terms and conditions hereof without the prior written consent of the other party, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, either party may make any public disclosure concerning the transactions contemplated hereby that in the opinion of such party’s counsel may be required by law or the rules of any stock exchange on which such party’s or its Affiliates’ securities trade; provided that, the party making such disclosure shall provide the non-disclosing party with a copy of the intended disclosure reasonably, and to the extent practicable, prior to public dissemination, and the parties shall coordinate with one another, to the extent practicable, regarding the timing, form and content of such disclosure.
          Section 11.11. Assignment. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party; provided, however, that either party may assign its rights and obligations under this Agreement, without the prior written consent of the other party, to an Affiliate or to a successor of the relevant portion of the assigning party’s business by reason of merger, sale of all or substantially all of its assets or any similar transaction, provided that such successor agrees in writing to be bound by this Agreement. Any permitted assignee shall assume all obligations of its assignor under this Agreement. No assignment shall relieve either party of its responsibility for the performance of any obligation. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective representatives thereunto duly authorized, all as of the date first written above.

MEDPOINTE HEALTHCARE, INC.
By:	/s/ BETH HECHT
	Name:	Beth Hecht
	Title:	Executive Vice President and General Counsel

QUESTCOR PHARMACEUTICALS, INC.
By:	/s/ STEVE CARTT
	Name:	Steve Cartt
	Title:	Executive Vice President, Commercial Development